Brian T. Gallagher, Esq. Admitted in Maryland, Virginia and Washington, DC	Email: BGallagher@G-E-Law.com

July 31, 2025

SENT VIA EDGAR FILING

Division of Corporation Finance

Office of Real Estate & Construction

Re:	Request for POS Qualification

CIK No. 0002016678

To the Division of Corporation Finance:

This letter is submitted on behalf of Bequest Bonds I, Inc., a Delaware corporation (the “Issuer”) in reference to the Issuer’s recently submitted Post-Qualification Amendment (CIK No. 0002016678).

Please accept the attached amended POS. The Issuer recently filed an amended Form 1-K, which included the audited financials for the prior year, as well as an updated auditor consent. Please note that the Issuer has only been in business since 2024, and therefore can only produce a balance sheet and financials for the year 2024.

The attached Post-Qualification Amendment also includes the updated auditor consent. Once again, please take notice that the Company has only been in business since 2024 and therefore can only provide a consolidated balance sheet for 2024. Please feel free to contact me at the above number for any questions related to this letter.

Sincerely,

//BTG//
Brian T. Gallagher